Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-132370 and 333-132370-01
Relating to Prospectus Filed Pursuant to Rule 424(b)(2)

OFFERING SUMMARY

(RELATED TO THE PRICING SUPPLEMENT NO. 2006-MTNDD004 DATED MAY 24, 2006)

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY

CITIGROUP INC.

MEDIUM-TERM NOTES, SERIES D

5,082,000

PRINCIPAL-PROTECTED EQUITY

LINKED NOTES BASED UPON THE

MSCI EAFE INDEX®

DUE: DECEMBER 7, 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

May 24, 2006

[Logo of Citigroup]

Principal-Protected Equity Linked Notes

Based Upon the MSCI EAFE Index®

due December 7, 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

OVERVIEW OF THE NOTES

The Principal-Protected Equity Linked Notes are hybrid investments that combine characteristics of equity and fixed income instruments. Similar to a fixed income investment, an investor’s initial investment is 100% principal protected at maturity. Instead of paying a periodic fixed or floating rate of interest, the return on these notes is paid at maturity and is based upon the appreciation, if any, of an underlying equity index. This type of investment allows investors to participate in a portion of the growth potential of the equity markets without risking their initial investment.

The notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. In addition, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the underlying equity index. The notes may be an attractive investment for an investor seeking growth potential on a principal protected basis who is willing to forego current income. This type of investor may include, but is not limited to:

•	Fixed-income investors currently invested in zero coupon bonds who are seeking an opportunity to earn potentially higher equity-linked returns.

•	Conservative equity investors who wish to participate in a portion of the upside potential of a broad-based equity market index, while limiting their exposure to the downside.

The notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

HOW THE NOTES BASED UPON THE MSCI EAFE INDEX® WORK

The Principal-Protected Equity Linked Notes Based Upon the MSCI EAFE Index® (the “Notes”) are equity-linked securities issued by Citigroup Funding that have a maturity of approximately 3.5 years. At maturity, for each Note you then hold, you will receive an amount in cash equal to the sum of $10 (your initial investment) plus an Index Return Amount, which may be positive or zero depending on the appreciation, if any, of the MSCI EAFE Index. If the Ending Value exceeds the Starting Value, the Index Return Amount will equal the product of (1) $10, (2) the Index Return and (3) the Participation Rate, which is 82.5%. If the Ending Value is less than or equal to the Starting Value, the Index Return Amount will be zero. Because the notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the value of the MSCI EAFE Index on the Valuation Date. Capitalized terms used in this summary are defined in “Final Terms” on the following page.

FINAL TERMS

Issuer:	Citigroup Funding Inc.

Security:	Principal-Protected Equity Linked Notes Based Upon the MSCI EAFE Index®

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company

Rating of the Issuer’s Obligations:	Aa1/AA– (Moody’s/S&P) based upon the Citigroup guarantee

Principal Protection:	100% on the Maturity Date

Pricing Date:	May 24, 2006

Issue Date:	May 30, 2006

Valuation Date:	December 2, 2009

Maturity Date:	December 7, 2009

Underlying Index:	MSCI EAFE Index®

Issue Price:	$10.00 per Note

Interest:	None

Payment at Maturity:	For each $10.00 Note, $10.00 plus an Index Return Amount, which may be positive or zero

Index Return Amount:	$10.00 x Index Return x Participation Rate, provided that the Index Return Amount will not be less than zero

Index Return:	Will equal the following fraction, expressed as a percentage: Ending Value – Starting Value Starting Value

Participation Rate:	82.5%

Starting Value:	1804.64

Ending Value:	The closing value of the MSCI EAFE Index on the Valuation Date

Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “PPI”

Agent’s Discount:	2.25%

Calculation Agent:	Citigroup Global Markets Inc.

Fees and Conflicts:	Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks comprising the MSCI EAFE Index or other instruments, such as options, swaps or futures, based upon the MSCI EAFE Index or the stocks compromising the MSCI EAFE Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

BENEFITS OF THE NOTES

•	Growth Potential. The Index Return Amount payable at maturity is based on the closing value of the MSCI EAFE Index on the Valuation Date and on the Participation Rate, enabling you to participate in a portion of the potential increase in the value of the MSCI EAFE Index during the term of the Notes without directly investing in the MSCI EAFE Index or having to acquire each of the component stocks of the MSCI EAFE Index.

•	Capital Preservation. At maturity, we will pay you at least the principal amount of the Notes regardless of the performance of the MSCI EAFE Index.

•	Diversification. The Notes are linked to the MSCI EAFE Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering for a full description of risks.

•	Partial Participation in Appreciation. If the Ending Value is greater than the Starting Value, your participation in the appreciation of the MSCI EAFE Index will be 82.5%. Because you will not participate in 100% of the potential appreciation, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the full percentage change in the MSCI EAFE Index or an investment in some or all of the stocks underlying the MSCI EAFE Index.

•	Possibility of No Return. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the MSCI EAFE Index is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the MSCI EAFE Index at maturity exceeds the Starting Value, but the closing value of the MSCI EAFE Index on the Valuation Date is equal to or less than the Starting Value.

•	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the MSCI EAFE Index.

•	Potential for a Lower Comparable Yield. The Notes do not pay any periodic interest. As a result, even if the Ending Value is greater than the Starting Value, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•	Secondary Market. The Notes have been approved for listing on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

•	No Principal Protection Unless You Hold the Notes to Maturity. Due to, among other things, changes in the price of and dividend yields on the stocks comprising the MSCI EAFE Index, interest rates, the earnings performance of the issuers of the stocks comprising the MSCI EAFE Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

•	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

THE MSCI EAFE INDEX®

The MSCI EAFE Index is a benchmark that measures international equity performance. The MSCI EAFE Index was launched on December 31, 1969 at an initial value of 100. It currently comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East.

The performance of the MSCI EAFE Index is a free float weighted average of the U.S. dollar values of all of the equity securities constituting the MSCI indexes for the 21 selected countries. Each MSCI EAFE component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE Index, structural changes to the MSCI EAFE Index as a whole may be made by adding or deleting MSCI EAFE component country indices and the related MSCI EAFE component securities. Currently, such changes in the MSCI EAFE Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE Index close of each February, May, August and November.

The following graph illustrates the historical performance of the MSCI EAFE Index based on the closing value thereof at the end of each month from January 1980 through January 2006. Past movements of the index are not necessarily indicative of future index values.

The closing value of the MSCI EAFE Index on May 24, 2006 was 1804.64. Monthly historical values for the MSCI EAFE Index and additional information on the MSCI EAFE Index, including its makeup, method of calculation and changes in its components, are included in the pricing supplement related to this offering under “Description of the MSCI EAFE Index®.”

License Agreement.    MSCI and Citigroup Global Markets Inc., Citigroup Funding’s affiliate, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use the MSCI EAFE Index in connection with certain securities, including the Notes.

The MSCI Indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI Index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The pricing supplement contains a more detailed description of the limited relationship MSCI has with Citigroup Global Markets Inc. and any related financial securities. No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

HYPOTHETICAL MATURITY PAYMENT EXAMPLES

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

• Issue Price: $10.00 per Note	• Participation Rate: 82.5%
• Starting Value: 1,857.32	• Term of the Notes: 3.5 years

As shown by the examples below, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per Note, the amount of your initial investment in the Notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes.

Ending Value	Index Return	Index Return Amount(1)	Maturity Payment(2)	Total Return on the Notes	Annualized Return on the Notes(3)
742.93	–60.00%	$0.00	$10.00	0.00%	0.00%
928.66	–50.00%	$0.00	$10.00	0.00%	0.00%
1,114.39	–40.00%	$0.00	$10.00	0.00%	0.00%
1,300.12	–30.00%	$0.00	$10.00	0.00%	0.00%
1,485.86	–20.00%	$0.00	$10.00	0.00%	0.00%
1,671.59	–10.00%	$0.00	$10.00	0.00%	0.00%
1,857.32	0.00%	$0.00	$10.00	0.00%	0.00%
2,043.05	10.00%	$0.82	$10.82	8.25%	2.29%
2,228.78	20.00%	$1.65	$11.65	16.50%	4.46%
2,414.52	30.00%	$2.48	$12.48	24.75%	6.52%
2,600.25	40.00%	$3.30	$13.30	33.00%	8.49%
2,785.98	50.00%	$4.13	$14.13	41.25%	10.37%
2,971.71	60.00%	$4.95	$14.95	49.50%	12.18%
3,157.44	70.00%	$5.77	$15.77	57.75%	13.91%
3,343.18	80.00%	$6.60	$16.60	66.00%	15.58%

(1)	Index Return Amount = $10.00 × Index Return × Participation Rate, provided that the Index Return Amount will not be less than zero

(2)	Maturity Payment = $10.00 + Index Return Amount

(3)	Compounded Annually

The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value (1804.64), Ending Value and Participation Rate (82.5%).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), the stocks underlying the MSCI EAFE Index are actively traded and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the pricing supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

ADDITIONAL CONSIDERATIONS

If no closing value of the MSCI EAFE Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the MSCI EAFE Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the MSCI EAFE Index prior to any such discontinuance. You should refer to the sections “Description of the Notes — Index Return Amount” and “— Discontinuance of the MSCI EAFE Index” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“MSCI EAFE Index®,” “Morgan Stanley Capital International” and “the MSCI Indexes” are service marks of Morgan Stanley Capital International, Inc., (MSCI) and have been licensed for use by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Inc. The notes have not been passed on by The Nasdaq Stock Market, Inc. as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by MSCI, Inc. and MSCI Inc. makes no warranties and bears no liability with respect to the notes.

©2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device

are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.